October 24, 2019

Brian Cook
Chief Financial Officer
Juniper Industrial Holdings, Inc.
14 Fairmount Avenue
Chatham, New Jersey 07928

       Re: Juniper Industrial Holdings, Inc.
           Registration Statement on Form S-1
           Filed October 18, 2019
           File No. 333-234264

Dear Mr. Cook:

       We have reviewed your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Form S-1

Summary, page 1

1. We note the additional disclosure regarding Mr. Fradin and GS Acquisition Holdings
       Corp. Please more clearly highlight Mr. Fradin's conflicts of interest as a director of GS
       Acquisition and as Chairman and CEO of Juniper and controlling person of Juniper's sponsor. In this regard, disclose that GS Acquisition, like Juniper, is a special purpose acquisition company that intends to pursue an acquisition in the industrial sector, and it has already raised funds in its initial public offering. Disclose that Mr. Fradin's conflicts of interest between the two special purpose acquisition companies have led to Juniper, Mr.
       Fradin and an affiliate of GS Acquisition entering into agreements that restrict Juniper from entering into a business combination with any entity that has an enterprise value of greater than $3 billion until GS Acquisition enters into a definitive agreement for its initial business combination or June 12, 2020, the deadline by which GS Acquisition must enter into an initial business combination.
 Brian Cook
Juniper Industrial Holdings, Inc.
October 24, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Kathryn
Jacobson, Senior Staff Accountant, at 202-551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney
Adviser, at 202-551-3436 or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.



                                                           Sincerely,
FirstName LastNameBrian Cook
                                                           Division of
Corporation Finance
Comapany NameJuniper Industrial Holdings, Inc.
                                                           Office of Real
Estate & Construction
October 24, 2019 Page 2
cc:       Christian Nagler, Esq.
FirstName LastName